Exhibit 99.1

Interim Consolidated Financial Statements

July 31, 2023

(Unaudited)

VERSABANK

Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)
	July 31	October 31	July 31
As at	2023	2022	2022

Assets

Cash	$87,726	$88,581	$84,214
Securities (note 4)	182,944	141,564	133,682
Loans, net of allowance for credit losses (note 5)	3,661,672	2,992,678	2,814,121
Other assets (note 6)	48,503	43,175	43,326

	$3,980,845	$3,265,998	$3,075,343

Liabilities and Shareholders' Equity

Deposits	$3,328,017	$2,657,540	$2,475,063
Subordinated notes payable (note 7)	101,585	104,951	98,706
Other liabilities (note 8)	186,200	152,832	154,926
	3,615,802	2,915,323	2,728,695

Shareholders' equity:
Share capital (note 9)	228,191	239,629	241,321
Contributed surplus	2,339	1,612	1,189
Retained earnings	134,461	109,335	104,071
Accumulated other comprehensive income	52	99	67
	365,043	350,675	346,648

	$3,980,845	$3,265,998	$3,075,343

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Income and Comprehensive Income

(Unaudited)

(thousands of Canadian dollars, except per share amounts)
	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
	2023	2022	2023	2022

Interest income:
Loans	$56,206	$33,165	$153,765	$83,151
Other	3,883	1,012	9,480	1,594
	60,089	34,177	163,245	84,745

Interest expense:
Deposits and other	33,725	12,727	85,100	26,435
Subordinated notes	1,435	1,388	4,333	4,121
	35,160	14,115	89,433	30,556

Net interest income	24,929	20,062	73,812	54,189

Non-interest income	1,930	1,177	5,650	3,951
Total revenue	26,859	21,239	79,462	58,140

Provision for credit losses (note 5)	171	166	793	246
	26,688	21,073	78,669	57,894

Non-interest expenses:
Salaries and benefits	7,453	6,768	24,139	19,577
General and administrative	4,446	5,519	10,888	13,162
Premises and equipment	980	929	2,913	2,880
	12,879	13,216	37,940	35,619

Income before income taxes	13,809	7,857	40,729	22,275

Income tax provision (note 10)	3,806	2,137	11,046	6,046

Net income	$10,003	$5,720	$29,683	$16,229

Other comprehensive income (loss):
Items that may subsequently be reclassified to net income: Foreign exchange gain (loss) on translation of foreign operations	(42)	24	(47)	71

Comprehensive income	$9,961	$5,744	$29,636	$16,300

Basic and diluted income per common share (note 11)	$0.38	$0.20	$1.10	$0.56

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(thousands of Canadian dollars)
	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
	2023	2022	2023	2022

Common shares (note 9):

Balance, beginning of the period	$215,233	$227,674	$225,982	$227,674
Purchased and cancelled during the period	(689)	-	(11,438)	-

Balance, end of the period	$214,544	$227,674	$214,544	$227,674

Preferred shares (note 9):

Series 1 preferred shares

Balance, beginning and end of the period	$13,647	$13,647	$13,647	$13,647

Total share capital	$228,191	$241,321	$228,191	$241,321

Contributed surplus:

Balance, beginning of the period	$2,147	$765	$1,612	$145
Stock-based compensation (note 9)	192	424	727	1,044

Balance, end of the period	$2,339	$1,189	$2,339	$1,189

Retained earnings:

Balance, beginning of the period	$125,398	$99,285	$109,335	$90,644
Adjustment for purchased and cancelled common shares	(45)	-	(1,854)	-
Net income	10,003	5,720	29,683	16,229
Dividends paid on common and preferred shares	(895)	(934)	(2,703)	(2,802)

Balance, end of the period	$134,461	$104,071	$134,461	$104,071

Accumulated other comprehensive income:

Balance, beginning of the period	$94	$43	$99	$(4)
Other comprehensive income (loss)	(42)	24	(47)	71

Balance, end of the period	$52	$67	$52	$67

Total shareholders' equity	$365,043	$346,648	$365,043	$346,648

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Cash Flows

(Unaudited)

(thousands of Canadian dollars)
	for the nine months ended
	July 31	July 31
	2023	2022

Cash provided by (used in):

Operations:
Net income	$29,683	$16,229
Adjustments to determine net cash flows:
Items not involving cash:
Provision for credit losses	793	246
Stock-based compensation	727	1,044
Income tax provision	11,046	6,046
Interest income	(163,245)	(84,745)
Interest expense	89,433	30,556
Amortization	1,348	1,431
Accretion of discount on securities	(126)	(255)
Foreign exchange rate change on assets and liabilities	(667)	3,300
Interest received	157,430	77,970
Interest paid	(68,786)	(24,919)
Income taxes paid	(13,276)	(5,207)
Change in operating assets and liabilities:
Securities	(42,155)	(133,427)
Loans	(664,618)	(704,607)
Deposits	651,238	617,589
Change in other assets and liabilities	33,997	19,426
	22,822	(179,323)
Purchase of investment:
Purchase of property and equipment	(350)	(746)
	(350)	(746)
Financing:
Purchase and cancellation of common shares	(13,292)	-
Dividends paid	(2,703)	(2,802)
Repayment of lease obligations	(527)	(469)
	(16,522)	(3,271)

Change in cash	5,950	(183,340)

Effect of exchange rate changes on cash	(6,805)	(3,969)

Cash, beginning of the period	88,581	271,523

Cash, end of the period	$87,726	$84,214

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

1.	Reporting entity:

VersaBank (the “Bank”) operates as a Schedule I bank under the Bank Act (Canada) and is regulated by the Office of the Superintendent of Financial Institutions Canada (“OSFI”). The Bank, whose shares trade on the Toronto Stock Exchange and Nasdaq Stock Exchange, provides commercial lending and banking services to select niche markets in Canada and the United States, as well as cybersecurity services and banking and financial technology development services through the operations of its wholly owned subsidiary DRT Cyber Inc. (“DRTC”). The Bank is incorporated and domiciled in Canada, and maintains its registered office at Suite 2002, 140 Fullarton Street, London, Ontario, Canada, N6A 5P2.

2.	Basis of preparation:

a) Statement of compliance:

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and do not include all of the information required for full annual financial statements. These interim Consolidated Financial Statements should be read in conjunction with the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2022.

The interim Consolidated Financial Statements for the three and nine months ended July 31, 2023 and 2022 were approved by the Audit Committee of the Board of Directors on August 28, 2023.

b) Basis of measurement:

These interim Consolidated Financial Statements have been prepared on the historical cost basis except the investment in Canada Stablecorp Inc. (note 6) and an interest rate swap (note 12), which are measured at fair value in the Consolidated Balance Sheets.

c) Functional and presentation currency:

These interim Consolidated Financial Statements are presented in Canadian dollars, which is the Bank’s functional currency. Functional currency is also determined for each of the Bank’s subsidiaries, and items included in the interim financial statements of the subsidiaries are measured using their functional currency.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

d) Use of estimates and judgements:

In preparing these interim Consolidated Financial Statements, management has exercised judgement and developed estimates in applying accounting policies and generating reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting periods. Areas where judgement was applied include assessing significant changes in credit risk on financial assets and in the selection of relevant forward-looking information in assessing the Bank’s allowance for expected credit losses on its financial assets as described in note 5 – Loans. Estimates are applied in the determination of the allowance for expected credit losses on financial assets, the fair value of stock options granted as described in note 9, the fair value of the investment in Canada Stablecorp Inc. as described in note 6, and the measurement of deferred taxes as described in note 10. It is reasonably possible, on the basis of existing knowledge, that actual results may vary from those expected in the development of these estimates. This could result in material adjustments to the carrying amounts of assets and/or liabilities affected in the future.

Available forward-looking information, including forecast macroeconomic indicator and industry performance trend data continues to be influenced by a number of factors, including, but not limited to, higher interest rates and inflation trends, consumer spending trends, the strength of household balance sheets, housing prices, the strength of the labour market as well as geo-political risk resulting from the crisis in Ukraine and the impact of the crisis on global supply chains. The dynamic nature of these macroeconomic factors and activities and their influence on the available forward looking information results in the assumptions, judgements and estimates made by management in the preparation of these interim Consolidated Financial Statements being subject to some uncertainty.

Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are applied prospectively once they are known.

3.	Significant accounting policies and future accounting changes:

The accounting policies applied by the Bank in these interim Consolidated Financial Statements are the same as those applied by the Bank as at and for the year ended October 31, 2022 and are detailed in note 3 of the Bank’s 2022 audited Consolidated Financial Statements. During the current fiscal year, the Bank updated or incorporated the following significant accounting policies:

Derivative instruments:

Derivatives are reported as other assets when they have a positive fair value and as other liabilities when they have a negative fair value. Derivatives may be embedded in other financial instruments. Derivatives embedded in other financial instruments are valued as separate derivatives when: the economic characteristics and risks associated are not clearly and closely related to those of the host contract; the terms of the embedded derivative would meet the definition of a derivative if it was a stand-alone, independent instrument; and the combined contract is not held for trading or designated at fair value through profit or loss. For financial statement disclosure purposes, embedded derivatives are combined with the host contract.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

Hedge accounting:

The Bank has elected, as permitted, to apply the hedge accounting requirements of IAS 39. Interest rate swap agreements are entered into for asset liability management purposes. When hedge accounting criteria are met, derivative contracts are accounted for as described below.

To meet the criteria for hedge accounting, the Bank documents all relationships between hedging instruments and hedged items, how hedge effectiveness is assessed, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets or liabilities on the Consolidated Balance Sheet. The Bank also formally assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

There are three main types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

The Bank has only fair value hedges outstanding. In a fair value hedge, the change in the fair value of the hedging derivative is recognized in non-interest income in the Consolidated Statements of Income and Comprehensive Income. The change in the fair value of the hedged item attributable to hedge risk is recorded as part of the carrying value of the hedged item (basis adjustment) and is also recognized in non-interest income in the Consolidated Statements of Income and Comprehensive Income. The Bank utilizes fair value hedges primarily to convert fixed rate financial assets to floating rate financial assets. The primary financial instruments designated in fair value hedging relationships are loans. If the derivative expires or is sold, terminated, no longer meets the criteria for hedge accounting, or the designation is revoked, hedge accounting is discontinued. Any basis adjustment up to that point made to a hedged item for which the effective interest method is used is amortized to the Consolidated Statements of Income and Comprehensive Income as part of the recalculated effective interest rate of the item over its remaining term. If the hedged item is derecognized, the unamortized fair value is recognized immediately in the Consolidated Statements of Income and Comprehensive Income.

In fair value hedges, ineffectiveness arises to the extent that the change in fair value of the hedging items differs from the change in fair value of the hedge risk in the hedged item. Any hedge ineffectiveness is measured and recorded in non-interest income in the Consolidated Statements of Income and Comprehensive Income.

Derivative contracts which do not qualify for hedge accounting are marked-to-market and the resulting net gains or losses are recognized in non-interest income in the Consolidated Statement of Income and Comprehensive Income.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

4.	Securities:

As at July 31, 2023, the Bank held securities totalling $182.9 million ( October 31, 2022 - $141.6 million), comprised of a Government of Canada Treasury Bill for $181.8 million with a face value of $182.0 million at maturity on August 3, 2023, yielding 4.89%, and a Government of Canada Bond for $990,000 with a face value totaling $1.0 million, yielding 4.73%, with a 3.75% coupon and maturing on May 1, 2025.

5.	Loans, net of allowance for credit losses:

The Bank organizes its lending portfolio into the following four broad asset categories: Point-of-Sale Loans and Leases, Commercial Real Estate Mortgages, Commercial Real Estate Loans, and Public Sector and Other Financing. These categories have been established in the Bank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Point-of-Sale Loans and Leases (“POS Financing”) asset category is comprised of Point of Sale Loan and Lease Receivables acquired from the Bank’s broad network of origination and servicing partners in Canada and the US as well as Warehouse Loans that provide bridge financing to the Bank’s origination and servicing partners for the purpose of accumulating and seasoning practical volumes of individual loans and leases prior to the Bank purchasing the cashflow receivables derived from same.

The Commercial Real Estate Mortgages (“CRE Mortgages”) asset category is comprised primarily of Residential Construction, Term, Insured and Land Mortgages. All of these loans are business-to-business loans with the underlying credit risk exposure being primarily consumer in nature given that the vast majority of the loans are related to properties that are designated primarily for residential use. The portfolio benefits from diversity in its underlying security in the form of a broad range of such collateral properties.

The Commercial Real Estate Loans (“CRE Loans”) asset category is comprised primarily of Condominium Corporation Financing loans.

The Public Sector and Other Financing (“PSOF”) asset category is comprised primarily of Public Sector Loans and Leases, a small balance of Corporate Loans and Leases and Single Family Residential Conventional and Insured Mortgages.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

Summary of loans and allowance for credit losses:

(thousands of Canadian dollars)
	July 31	October 31	July 31
	2023	2022	2022

Point-of-sale loans and leases	$2,776,126	$2,220,894	$1,998,993
Commercial real estate mortgages	810,630	710,369	755,042
Commercial real estate loans	9,298	13,165	13,510
Public sector and other financing	49,627	35,452	35,605
	3,645,681	2,979,880	2,803,150

Allowance for credit losses	(2,697)	(1,904)	(1,699)
Accrued interest	18,688	14,702	12,670

Total loans, net of allowance for credit losses	$3,661,672	$2,992,678	$2,814,121

The following table provides a summary of loan amounts, expected credit loss allowance amounts, and expected loss rates by lending asset category:

	As at July 31, 2023				As at October 31, 2022
(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Point-of-sale loans and leases	$2,770,509	$5,617	$-	$2,776,126	$2,215,388	$5,227	$279	$2,220,894
ECL allowance	646	-	-	646	545	-	-	545
EL %	0.02%	0.00%	0.00%	0.02%	0.02%	0.00%	0.00%	0.02%
Commercial real estate mortgages	$746,771	$48,752	$15,107	$810,630	$599,113	$111,256	$-	$710,369
ECL allowance	1,655	251	-	1,906	1,150	137	-	1,287
EL %	0.22%	0.51%	0.00%	0.24%	0.19%	0.12%	0.00%	0.18%
Commercial real estate loans	$9,298	$-	$-	$9,298	$13,165	$-	$-	$13,165
ECL allowance	50	-	-	50	54	-	-	54
EL %	0.54%	0.00%	0.00%	0.54%	0.41%	0.00%	0.00%	0.41%
Public sector and other financing	$45,060	$4,567	$-	$49,627	$35,273	$179	$-	$35,452
ECL allowance	74	21	-	95	17	1	-	18
EL %	0.16%	0.46%	0.00%	0.19%	0.05%	0.56%	0.00%	0.05%
Total loans	$3,571,638	$58,936	$15,107	$3,645,681	$2,862,939	$116,662	$279	$2,979,880
Total ECL allowance	2,425	272	-	2,697	1,766	138	-	1,904
Total EL %	0.07%	0.46%	0.00%	0.07%	0.06%	0.12%	0.00%	0.06%

The Bank’s maximum exposure to credit risk is the carrying value of its financial assets. The Bank holds security against the majority of its loans in the form of mortgage interests over property, other registered securities over assets, guarantees or cash reserves on loan and lease receivables included in the POS Financing portfolio (see note 8).

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

Allowance for credit losses

The Bank must maintain an allowance for expected credit losses (“ECL”) that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. Under IFRS 9, the Bank’s ECL is estimated using the expected credit loss methodology and is comprised of expected credit losses recognized on both performing loans, and non-performing, or impaired loans even if no actual loss event has occurred.

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether or not there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition.

SICR is a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to, changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap.

Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition as well as changes in Canadian and US macroeconomic trends attributable to changes in monetary policy, inflation, employment rates, consumer behaviour and geo-political risks.

Expected credit loss model - Estimation of expected credit losses

Expected credit losses are an estimate of a loan’s expected cash shortfalls discounted at the effective interest rate, where a cash shortfall is the difference between the contractual cash flows that are due to the Bank and the cash flows that the Bank actually expects to receive. The ECL calculation is a function of the credit risk parameters; probability of default, loss given default, and exposure at default associated with each loan, sensitized to future market and macroeconomic conditions through the incorporation of forward-looking information derived from multiple economic forecast scenarios, including baseline, upside, and downside scenarios.

The Bank’s ECL model develops contractual cashflow profiles for loans as a function of a number of underlying assumptions and a broad range of input variables. The expected cashflow schedules are subsequently derived from the contractual cashflow schedules, adjusted for incremental default amounts, forgone interest, and recovery amounts. The finalized contractual and expected cashflow schedules are subsequently discounted at the effective interest rate to determine the expected cash shortfall or expected credit losses for each individual loan or other financial instrument.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

The ECL model estimates 12 months of expected credit losses for performing loans that have not experienced a SICR since initial recognition and estimates lifetime expected credit losses on performing loans that have experienced a SICR since initial recognition. Further, individual allowances are estimated for loans that are determined to be credit impaired.

Loans or other financial instruments that have not experienced a SICR since initial recognition are designated as stage 1, while loans or other financial instruments that have experienced a SICR since initial recognition are designated as stage 2, and loans or other financial instruments that are determined to be credit impaired are designated as stage 3.

Individual allowances are estimated for loans or other financial instruments that are determined to be credit impaired and that have been designated as stage 3. A loan or other financial instrument is classified as credit impaired when the Bank becomes aware that, before taking into consideration collateral or credit enhancements, all of, or a portion of the contractual cashflows associated with the loan or other financial instrument may be impacted and as a result may not be realized by the Bank under the repayment schedule set out in the contractual terms associated with the loan or other financial instrument. Loans or other financial instruments for which interest or principal is contractually past due 90 days are automatically recognized as stage 3, however in estimating expected credit losses for stage 3 loans or other financial instruments, management takes into consideration whether the loan or other financial instrument is fully secured or is in the process of collection and whether collection efforts are reasonably expected to result in repayment of the loan or other financial instrument.

Forward-looking Information

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop probability of default (“PD”), and loss given default (“LGD”), term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical loan losses and, therefore, does not have available statistically significant loss data inventory for use in developing internal, forward looking expected credit loss trends, the use of unbiased, third-party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios in order to mitigate volatility in the estimation of expected credit losses, as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios (see Expected Credit Loss Sensitivity below). Currently the Bank utilizes upside, downside and baseline forecast macroeconomic scenarios, and assigns discrete weights to each for use in the estimation of its reported ECL. The Bank has also applied expert credit judgement, where appropriate, to reflect, amongst other items, uncertainty in the Canadian and US macroeconomic environments.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: GDP, the Canadian national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including but not limited to: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

Key assumptions driving the base case macroeconomic forecast trends this quarter include: interest rates straining household finances but wage growth continues to support consumer spending; higher interest rates cause housing prices to continue to retreat, albeit modestly; real GDP slows measurably by the end of 2023 but a recession is avoided and unemployment increases only modestly due to the strength of the labour market; inflation continues to decline but lingers and results in the Bank of Canada undertaking a protracted process to returning to a neutral policy rate in late 2025; the impact of the crisis in Ukraine on global commodity prices and trade continues to diminish; public health restrictions do not return even as new COVID-19 case counts occasionally spike; and, supply-chain stress continues to ease.

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at July 31, 2023 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios.

Expected credit loss sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at July 31, 2023:

(thousands of Canadian dollars)
	Reported	100%	100%	100%
	ECL	Upside	Baseline	Downside

Allowance for expected credit losses	$2,697	$1,751	$2,242	$3,117
Variance from reported ECL		(946)	(455)	420
Variance from reported ECL (%)		(35%)	(17%)	16%

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the three months ended July 31, 2023:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Point-of-sale loans and leases
Balance at beginning of period	$627	$-	$-	$627
Transfer in (out) to Stage 1	52	(52)	-	-
Transfer in (out) to Stage 2	(85)	85	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	52	(33)	-	19
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	19	-	-	19
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$646	$-	$-	$646

Commercial real estate mortgages
Balance at beginning of period	$1,647	$120	$-	$1,767
Transfer in (out) to Stage 1	14	(14)	-	-
Transfer in (out) to Stage 2	(106)	106	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	138	44	-	182
Loan originations	56	-	-	56
Derecognitions and maturities	(94)	(5)	-	(99)
Provision for (recovery of) credit losses	8	131	-	139
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$1,655	$251	$-	$1,906

Commercial real estate loans
Balance at beginning of period	$59	$-	$-	$59
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(5)	-	-	(5)
Loan originations	-	-	-	-
Derecognitions and maturities	(4)	-	-	(4)
Provision for (recovery of) credit losses	(9)	-	-	(9)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$50	$-	$-	$50

Public sector and other financing
Balance at beginning of period	$70	$3	$-	$73
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	(8)	8	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(4)	10	-	6
Loan originations	16	-	-	16
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	4	18	-	22
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$74	$21	$-	$95

Total balance at end of period	$2,425	$272	$-	$2,697

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the three months ended July 31, 2022:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Point-of-sale loans and leases
Balance at beginning of period	$419	$-	$-	$419
Transfer in (out) to Stage 1	16	(16)	-	-
Transfer in (out) to Stage 2	(45)	45	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	138	(29)	-	109
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	109	-	-	109
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$528	$-	$-	$528

Commercial real estate mortgages
Balance at beginning of period	$948	$101	$-	$1,049
Transfer in (out) to Stage 1	16	(16)	-	-
Transfer in (out) to Stage 2	(88)	88	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	49	(38)	-	11
Loan originations	64	-	-	64
Derecognitions and maturities	(10)	(18)	-	(28)
Provision for (recovery of) credit losses	31	16	-	47
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$979	$117	$-	$1,096

Commercial real estate loans
Balance at beginning of period	$40	$-	$-	$40
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	9	-	-	9
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	9	-	-	9
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$49	$-	$-	$49

Public sector and other financing
Balance at beginning of period	$24	$1	$-	$25
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	1	-	-	1
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	1	-	-	1
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$25	$1	$-	$26

Total balance at end of period	$1,581	$118	$-	$1,699

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the nine months ended July 31, 2023:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Point-of-sale loans and leases
Balance at beginning of period	$545	$-	$-	$545
Transfer in (out) to Stage 1	122	(122)	-	-
Transfer in (out) to Stage 2	(257)	257	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	236	(135)	-	101
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	101	-	-	101
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$646	$-	$-	$646

Commercial real estate mortgages
Balance at beginning of period	$1,150	$137	$-	$1,287
Transfer in (out) to Stage 1	93	(93)	-	-
Transfer in (out) to Stage 2	(224)	224	-	-
Transfer in (out) to Stage 3	-	(13)	13	-
Net remeasurement of loss allowance	560	6	(13)	553
Loan originations	205	-	-	205
Derecognitions and maturities	(129)	(10)	-	(139)
Provision for (recovery of) credit losses	505	114	-	619
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$1,655	$251	$-	$1,906

Commercial real estate loans
Balance at beginning of period	$54	$-	$-	$54
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	-	-	-	-
Loan originations	-	-	-	-
Derecognitions and maturities	(4)	-	-	(4)
Provision for (recovery of) credit losses	(4)	-	-	(4)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$50	$-	$-	$50

Public sector and other financing
Balance at beginning of period	$17	$1	$-	$18
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	(8)	8	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	6	12	-	18
Loan originations	59	-	-	59
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	57	20	-	77
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$74	$21	$-	$95

Total balance at end of period	$2,425	$272	$-	$2,697

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the nine months ended July 31, 2022:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Point-of-sale loans and leases
Balance at beginning of period	$275	$-	$-	$275
Transfer in (out) to Stage 1	68	(68)	-	-
Transfer in (out) to Stage 2	(130)	130	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	315	(62)	-	253
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	253	-	-	253
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$528	$-	$-	$528

Commercial real estate mortgages
Balance at beginning of period	$980	$134	$-	$1,114
Transfer in (out) to Stage 1	38	(38)	-	-
Transfer in (out) to Stage 2	(92)	92	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(48)	(49)	-	(97)
Loan originations	224	-	-	224
Derecognitions and maturities	(123)	(22)	-	(145)
Provision for (recovery of) credit losses	(1)	(17)	-	(18)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$979	$117	$-	$1,096

Commercial real estate loans
Balance at beginning of period	$45	$-	$-	$45
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	4	-	-	4
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	4	-	-	4
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$49	$-	$-	$49

Public sector and other financing
Balance at beginning of period	$16	$3	$-	$19
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	10	(2)	-	8
Loan originations	-	-	-	-
Derecognitions and maturities	(1)	-	-	(1)
Provision for (recovery of) credit losses	9	(2)	-	7
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$25	$1	$-	$26

Total balance at end of period	$1,581	$118	$-	$1,699

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

6.	Other assets:

(thousands of Canadian dollars)
	July 31	October 31	July 31
	2023	2022	2022

Accounts receivable	$3,177	$3,774	$3,744
Prepaid expenses and other	14,017	10,213	10,010
Property and equipment	6,687	6,868	6,965
Right-of-use assets	3,602	4,122	4,296
Deferred tax asset	2,641	2,128	2,248
Interest rate swap	1,118	-	-
Investment (note 6a)	953	953	953
Goodwill	5,754	5,754	5,754
Intangible assets (note 6b)	10,554	9,363	9,356

	$48,503	$43,175	$43,326

a)

In February 2021, the Bank acquired an 11% investment in Canada Stablecorp Inc. (“Stablecorp”) for cash consideration of $953,000. The Bank has made an irrevocable election to designate this investment at fair value through other comprehensive income at initial recognition and any future changes in the fair value of the investment will be recognized in other comprehensive income (loss). Amounts recorded in other comprehensive income (loss) will not be reclassified to profit and loss at a later date.

b)

As at July 31, 2023, total intangible assets were $10.6 million ( October 31, 2022 - $9.4 million), which includes, $7.7 million ( October 31, 2022 - $6.2 million) in development costs that have been capitalized.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

7.	Subordinated notes payable:

(thousands of Canadian dollars)
	July 31	October 31	July 31
	2023	2022	2022

Issued March 2019, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of $5.0 million, $500,000 is held by related party (note 14), effective interest rate of 10.41%, maturing March 2029.	$4,916	$4,908	$4,906

Issued April 2021, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of US $75.0 million, effective interest rate of 5.38%, maturing May 2031.	96,669	100,043	93,800

	$101,585	$104,951	$98,706

8.	Other liabilities:

(thousands of Canadian dollars)
	July 31	October 31	July 31
	2023	2022	2022

Accounts payable and other	$7,265	$7,662	$8,317
Current income tax liability	4,527	5,797	3,157
Deferred tax liability	659	786	769
Lease obligations	3,944	4,471	4,644
Cash collateral and amounts held in escrow	9,657	8,006	10,992
Cash reserves on loan and lease receivables	160,148	126,110	127,047

	$186,200	$152,832	$154,926

9.	Share capital:

a) Common shares:

At July 31, 2023, there were 25,924,424 ( October 31, 2022 - 27,245,782) common shares outstanding.

On August 5, 2022, the Bank received approval from the Toronto Stock Exchange (“TSX”) to proceed with a Normal Course Issuer Bid (“NCIB”) for its common shares. Further, on September 21, 2022, the Bank received approval from the Nasdaq to proceed with a NCIB for its common shares. Pursuant to the NCIB, the Bank may purchase for cancellation up to 1,700,000 of its common shares representing approximately 9.54% of its public float. The Bank’s directors and management believe that the market price of the Bank’s common shares does not reflect the value of the business and its future prospects, and further, reflects a material discount to book value; as such, the purchase of common shares for cancellation at such time is a prudent corporate measure and represents an attractive investment for the Bank.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

The Bank was eligible to make purchases commencing on August 17, 2022 and ending on August 16, 2023, or such earlier date as the Bank may complete its purchases pursuant to the NCIB. The purchases will be made by the Bank through the facilities of the TSX and alternate trading systems and in accordance with the rules of the TSX or such alternate trading systems, as applicable, and the prices that the Bank will pay for any common shares will be the market price of such shares at the time of purchase. The Bank will make no purchases of common shares other than open market purchases. All shares purchased under the NCIB will be cancelled.

For the quarter ended July 31, 2023, the Bank purchased and cancelled 79,562 common shares for $734,000, reducing the Bank’s Common Share capital value by $689,000 and retained earnings by $45,000.

For the nine month period ended July 31, 2023, the Bank purchased and cancelled 1,321,358 common shares for $13.3 million, reducing the Bank’s Common Share capital value by $11.4 million and retained earnings by $1.9 million.

b) Preferred shares:

At July 31, 2023, there were 1,461,460 ( October 31, 2022 - 1,461,460) Series 1 preferred shares outstanding. These shares are Basel III compliant, non-cumulative rate reset preferred shares and include non-viability contingent capital (“NVCC”) provisions. As a result, these shares qualify as Additional Tier 1 Capital (see note 15).

c) Stock options

Stock option transactions during the three and nine month periods ended July 31, 2023 and 2022:

	for the three months ended				for the nine months ended
	July 31, 2023		July 31, 2022		July 31, 2023		July 31, 2022

		Weighted		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average	Number of	average
	options	exercise price	options	exercise price	options	exercise price	options	exercise price

Outstanding, beginning of period	952,776	$15.53	953,730	$15.53	965,766	$15.53	40,000	$7.00
Granted	-	-	-	-	1,500	15.90	913,730	15.90
Exercised	-	-	-	-	-	-	-	-
Forfeited/cancelled	(26,000)	15.90	-	-	(40,490)	15.90	-	-
Expired	-	-	-	-	-	-	-	-

Outstanding, end of period	926,776	$15.52	953,730	$15.53	926,776	$15.52	953,730	$15.53

For the three and nine month periods ended July 31, 2023, the Bank recognized $192,000 ( July 31, 2022 - $424,000) and $727,000 ( July 31, 2022 - $1.0 million) in compensation expense related to the estimated fair value of options granted.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

10.	Income tax provision:

Income tax provision for the three and nine months ended July 31, 2023 was $3.8 million ( July 31, 2022 - $2.1 million) and $11.0 million ( July 31, 2022 - $6.0 million) respectively. The current quarter and year to date income tax provisions reflects a deferred tax asset, not previously recognized, associated with DRTC’s non-capital loss carryforwards which is anticipated to be applied to future taxable earnings as well as lower non-deductible expenses over the comparatives. The Bank’s combined statutory federal and provincial income tax rate is approximately 27% (2022 - 27%). The effective rate is affected by certain items not being taxable or deductible for income tax purposes.

11.	Income per common share:

(thousands of Canadian dollars, except shares outstanding and per share amounts)
	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
	2023	2022	2023	2022

Net income	$10,003	$5,720	$29,683	$16,229
Less: dividends on preferred shares	(247)	(247)	(741)	(741)
	9,756	5,473	28,942	15,488

Weighted average number of common shares outstanding	25,957,755	27,441,082	26,386,915	27,441,082

Income per common share:	$0.38	$0.20	$1.10	$0.56

Common shares associated with the Series 1 NVCC preferred shares are contingently issuable shares and would only have a dilutive impact upon issuance. There are 40,000 outstanding employee stock options that are dilutive; however, the impact on the Bank’s income per share calculation is de minimis.

12.	Derivative instruments:

At July 31, 2023, the Bank had an outstanding contract established for asset liability management purposes to swap between fixed and floating interest rates with a notional amount totalling $15.5 million ( October 31, 2022 - $nil), of which $15.5 million ( October 31, 2022 - $nil) qualified for hedge accounting. The Bank enters into interest rate swap contracts for its own account exclusively and does not act as an intermediary in this market. As required under the accounting standard relating to hedges, at July 31, 2023, $1.1 million ( October 31, 2022 - $nil) relating to this contract was included in other assets and the offsetting amount included in the carrying values of the assets to which they relate. Approved counterparties are limited to major Canadian chartered banks.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

13.	Commitments and contingencies:

The amount of credit-related commitments represents the maximum amount of additional credit that the Bank could be obligated to extend.

(thousands of Canadian dollars)
	July 31	October 31	July 31
	2023	2022	2022

Loan commitments	$341,679	$382,851	$315,757
Letters of credit	82,847	60,273	58,732

	$424,526	$443,124	$374,489

14.	Related party transactions:

The Bank’s Board of Directors and Senior Executive Officers represent key management personnel and are related parties. At July 31, 2023, amounts due from these related parties totalled $1.5 million ( October 31, 2022 - $1.3 million) and an amount due from a corporation controlled by key management personnel totalled $2.7 million ( October 31, 2022 - $3.9 million). The interest rates charged on loans and advances to related parties are based on mutually agreed-upon terms. Interest income earned on the above loans for the three and nine months ended July 31, 2023, was $26,000 ( July 31, 2022 - $24,000) and $75,000 ( July 31, 2022 - $71,000) respectively. There were no specific provisions for credit losses associated with loans issued to key management personnel ( October 31, 2022 - $nil), and all loans issued to key management personnel were current as at July 31, 2023. $500,000 of the Bank’s $5.0 million subordinated notes payable, issued in March 2019, are held by a related party (note 7).

15.	Capital management:

a)	Overview:

The Bank’s policy is to maintain a strong capital base so as to retain investor, creditor and market confidence as well as to support the future growth and development of the business. The impact of the level of capital held on shareholders’ return is an important consideration, and the Bank recognizes the need to maintain a balance between the higher returns that may be possible with greater leverage and the advantages and security that may be afforded by a more robust capital position.

OSFI sets and monitors capital requirements for the Bank. Capital is managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and that take into account, amongst other items, forecasted capital requirements and current and anticipated financial market conditions.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

The goal is to maintain adequate regulatory capital for the Bank to be considered well capitalized, protect consumer deposits and provide capacity to support organic growth as well as to capitalize on strategic opportunities that do not otherwise require accessing the public capital markets, all the while providing a satisfactory return to shareholders. The Bank’s regulatory capital is comprised of share capital, retained earnings and unrealized gains and losses on fair value through other comprehensive income securities (Common Equity Tier 1 capital), preferred shares (Additional Tier 1 capital) and subordinated notes (Tier 2 capital).

The Bank monitors its capital adequacy and related capital ratios on a daily basis and has policies setting internal targets and thresholds for its capital ratios. These capital ratios consist of the leverage ratio and the risk-based capital ratios.

The Bank makes use of the Standardized Approach for credit risk as prescribed by OSFI and, therefore, may include eligible ECL allowance amounts in its Tier 2 capital, up to a maximum of 1.25% of its credit risk-weighted assets calculated under the Standardized Approach.

During the period ended July 31, 2023, there were no material changes in the Bank’s management of capital.

b)	Risk-based capital ratios:

The Basel Committee on Banking Supervision has published the Basel III rules on capital adequacy and liquidity (“Basel III”). OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for the purpose of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 capital ratio (“CET1”), an 8.5% Tier 1 capital ratio and a 10.5% Total capital ratio, all of which include a 2.50% capital conservation buffer.

OSFI also requires banks to measure capital adequacy in accordance with guidelines for determining risk- adjusted capital and risk-weighted assets including off-balance sheet credit instruments as specified in the Basel III regulations. Based on the deemed credit risk for each type of asset, both on and off-balance sheet assets of the Bank are assigned a weighting ranging between 0% to 150% to determine the Bank’s risk- weighted equivalent assets and its risk-based capital ratios.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

The Bank’s risk-based capital ratios are calculated as follows:

(thousands of Canadian dollars)
	July 31	October 31
	2023	2022

Common Equity Tier 1 (CET1) capital
Directly issued qualifying common share capital	$214,544	$225,982
Contributed surplus	2,339	1,612
Retained earnings	134,461	109,335
Accumulated other comprehensive income	52	99
CET1 before regulatory adjustments	351,396	337,028
Regulatory adjustments applied to CET1	(11,502)	(11,371)
Common Equity Tier 1 capital	$339,894	$325,657

Additional Tier 1 capital
Directly issued qualifying Additional Tier 1 instruments	$13,647	$13,647
Total Tier 1 capital	$353,541	$339,304

Tier 2 capital
Directly issued Tier 2 capital instruments	$103,827	$107,367
Tier 2 capital before regulatory adjustments	103,827	107,367
Eligible stage 1 and stage 2 allowance	2,697	1,904
Total Tier 2 capital	$106,524	$109,271
Total regulatory capital	$460,065	$448,575
Total risk-weighted assets	$3,047,172	$2,714,902
Capital ratios
CET1 capital ratio	11.15%	12.00%
Tier 1 capital ratio	11.60%	12.50%
Total capital ratio	15.10%	16.52%

As at July 31, 2023 and October 31, 2022, the Bank exceeded all of the minimum Basel III regulatory capital requirements prescribed by OSFI.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

c)	Leverage ratio:

The leverage ratio, which is prescribed under the Basel III Accord, is a supplementary measure to the risk-based capital requirements and is defined as the ratio of Tier 1 capital to the Bank’s total exposures. The Basel III minimum leverage ratio is 3.0%. The Bank’s leverage ratio is calculated as follows:

(thousands of Canadian dollars)
	July 31	October 31
	2023	2022

On-balance sheet assets	$3,980,845	$3,265,998
Assets amounts adjusted in determining the Basel III
Tier 1 capital	(11,502)	(11,371)
Total on-balance sheet exposures	3,969,343	3,254,627

Total off-balance sheet exposure at gross notional amount	$424,526	$443,124
Adjustments for conversion to credit equivalent amount	(247,001)	(251,101)
Total off-balance sheet exposures	177,525	192,023

Tier 1 capital	353,541	339,304
Total exposures	4,146,868	3,446,650

Leverage ratio	8.53%	9.84%

As at July 31, 2023 and October 31, 2022, the Bank was in compliance with the leverage ratio prescribed by OSFI.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

16.	Interest rate risk position:

The Bank is subject to interest rate risk, which is the risk that a movement in interest rates could negatively impact net interest margin, net interest income and the economic value of assets, liabilities and shareholders’ equity. The following table provides the duration difference between the Bank’s assets and liabilities and the potential after-tax impact of a 100 basis point shift in interest rates on the Bank’s earnings during a 12 month period.

(thousands of Canadian dollars)
	July 31, 2023		October 31, 2022
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$5,114	$(5,123)	$4,304	$(4,261)

Duration difference between assets and liabilities in months	(2.3)		1.4

17.	Fair value of financial instruments:

Fair values are based on management’s best estimates of market conditions and valuation policies at a certain point in time. The estimates are subjective and involve particular assumptions and judgement and, as such, may not be reflective of future fair values. The Bank’s loans and deposits lack an available market as they are not typically exchanged and, therefore, the book value of these instruments is not necessarily representative of amounts realizable upon immediate settlement. See note 18 of the October 31, 2022 audited Consolidated Financial Statements for more information on fair values.

(thousands of Canadian dollars)
As at	July 31, 2023		October 31, 2022

	Carrying	Fair	Carrying	Fair
(thousands of Canadian dollars)	Value	Value	Value	Value

Assets

Cash	$87,726	$87,726	$88,581	$88,581
Securities	182,944	182,944	141,564	141,564
Loans	3,661,672	3,636,974	2,992,678	2,963,676
Other	5,248	5,248	4,727	4,727

Liabilities

Deposits	$3,328,017	$3,238,741	$2,657,540	$2,561,421
Subordinated notes payable	101,585	103,827	104,951	107,367
Other	181,014	181,014	146,249	146,249

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

18.	Operating segmentation:

The Bank has established two reportable operating segments, those being Digital Banking and DRTC (cybersecurity services). The two operating segments are strategic business operations providing distinct products and services to different markets and are separately managed as a function of the distinction in the nature of each business. The following summarizes the operations of each of the reportable segments:

Digital Banking – The Bank employs a branchless business-to-business model using its proprietary financial technology to address underserved segments in the Canadian and US banking markets. VersaBank obtains its deposits and provides the majority of its loans and leases electronically via innovative deposit and lending solutions for financial intermediaries.

DRTC (cybersecurity services and banking and financial technology development) – Leveraging its internally developed IT security software and capabilities, VersaBank established a wholly owned subsidiary, DRT Cyber Inc., to pursue significant large-market opportunities in cybersecurity and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.

The basis for the determination of the reportable segments is a function primarily of the systematic, consistent process employed by the Bank’s chief operating decision maker, the Chief Executive Officer, and the Chief Financial Officer in reviewing and interpreting the operations and performance of each segment. The accounting policies applied to these segments are consistent with those employed in the preparation of the Bank’s Consolidated Financial Statements, as disclosed in note 3 of the Bank’s 2022 audited Consolidated Financial Statements.

Performance is measured based on segment net income, as included in the Bank’s internal management reporting. Management has determined that this measure is the most relevant in evaluating segment results and in the allocation of resources.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

The following table sets out the results of each reportable operating segment as at and for the three and nine months ended July 31, 2023 and 2022:

(thousands of Canadian dollars)
for the three months ended	July 31, 2023				July 31, 2022
	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated
	Banking		Adjustments		Banking		Adjustments
Net interest income	$24,929	$-	$-	$24,929	$20,062	$-	$-	$20,062
Non-interest income	101	2,020	(191)	1,930	12	1,206	(41)	1,177
Total revenue	25,030	2,020	(191)	26,859	20,074	1,206	(41)	21,239

Provision for (recovery of) credit losses	171	-	-	171	166	-	-	166
	24,859	2,020	(191)	26,688	19,908	1,206	(41)	21,073

Non-interest expenses:
Salaries and benefits	5,891	1,562	-	7,453	5,600	1,168	-	6,768
General and administrative	4,257	380	(191)	4,446	5,217	343	(41)	5,519
Premises and equipment	610	370	-	980	610	319	-	929
	10,758	2,312	(191)	12,879	11,427	1,830	(41)	13,216

Income (loss) before income taxes	14,101	(292)	-	13,809	8,481	(624)	-	7,857

Income tax provision	3,999	(193)	-	3,806	2,099	38	-	2,137

Net income (loss)	$10,102	$(99)	$-	$10,003	$6,382	$(662)	$-	$5,720

Total assets	$3,971,781	$25,485	$(16,421)	$3,980,845	$3,076,611	$21,796	$(23,064)	$3,075,343

Total liabilities	$3,609,832	$29,123	$(23,153)	$3,615,802	$2,725,820	$24,794	$(21,919)	$2,728,695

(thousands of Canadian dollars)
for the nine months ended	July 31, 2023				July 31, 2022
	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated
	Banking		Adjustments		Banking		Adjustments
Net interest income	$73,812	$-	$-	$73,812	$54,189	$-	$-	$54,189
Non-interest income	225	5,999	(574)	5,650	14	4,061	(124)	3,951
Total revenue	74,037	5,999	(574)	79,462	54,203	4,061	(124)	58,140

Provision for (recovery of) credit losses	793	-	-	793	246	-	-	246
	73,244	5,999	(574)	78,669	53,957	4,061	(124)	57,894

Non-interest expenses:
Salaries and benefits	19,505	4,634	-	24,139	16,625	2,952	-	19,577
General and administrative	10,250	1,212	(574)	10,888	12,460	826	(124)	13,162
Premises and equipment	1,845	1,068	-	2,913	1,851	1,029	-	2,880
	31,600	6,914	(574)	37,940	30,936	4,807	(124)	35,619

Income (loss) before income taxes	41,644	(915)	-	40,729	23,021	(746)	-	22,275

Income tax provision	11,779	(733)	-	11,046	5,805	241	-	6,046

Net income (loss)	$29,865	$(182)	$-	$29,683	$17,216	$(987)	$-	$16,229

Total assets	$3,971,781	$25,485	$(16,421)	$3,980,845	$3,076,611	$21,796	$(23,064)	$3,075,343

Total liabilities	$3,609,832	$29,123	$(23,153)	$3,615,802	$2,725,820	$24,794	$(21,919)	$2,728,695

The Bank has operations in the US, through both its Digital Banking and DRTC businesses, however as at July 31, 2023, substantially all of the Bank’s earnings and assets are based in Canada.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month & nine month periods ended July 31, 2023 and 2022

19.	Comparative balances:

Certain comparative balances have been reclassified to conform with the financial statement presentation adopted in the current period.